NATURAL WAY™

PEANUT BUTTERS • ALMOND BUTTERS


PEANUT

INVESTOR PITCH DECK – MARCH 2022

PRODUCT OFFERINGS

ONLY BRAND OF NUT BUTTER MADE WITH OLIVE OIL.

Used as a sustainable and healthy alternative to palm oil and hydrogenated oils.



NATURAL WAY
ALMOND BUTTER
MADE WITH OLIVE OIL
COFFEE
NEVER PALM OIL!
NET WT 16OZ (454g)
NATURAL WAY
PEANUT BUTTER
MADE WITH OLIVE OIL
CHOCOLATE
NEVER PALM OIL!
NET WT 16OZ (454g)
NO ADDED SUGAR
NATURAL WAY
PEANUT BUTTER
MADE WITH OLIVE OIL
ORIGINAL
NEVER PALM OIL!
NET WT 16OZ (454g)
NATURAL WAY
ALMOND BUTTER
MADE WITH OLIVE OIL
HONEY
NEVER PALM OIL!
NET WT 16OZ (454g)
NATURAL WAY
PEANUT BUTTER
MADE WITH OLIVE OIL
PUMPKIN SPICE
LIMITED EDITION
NEVER PALM OIL!
NET WT 16OZ (454g)

GLUTEN FREE CERTIFIED by SCS Global Services

NON GMO Project VERIFIED nongmoproject.org

NATURAL WAY NW

LITTLE TO NO ADDED SUGAR

LIGHT CRUNCH TO ADD UNIQUE TEXTURE

MULTIPLE FLAVORS AVAILABLE

NATURAL WAY DIFFERENTIATION

	NATURAL WAY	Justin's	BARNEY BUTTER	RX NUT BUTTER	wild friends
No Palm Oil	✓	✗	✗	✓	✓
Made with Olive Oil	✓	✗	✗	✗	✗
In House Manufacturing	✓	✗	✓	✗	✓
Peanut and Almond Butter Available	✓	✓	✗	✓	✓
Unique "Smunchy" Texture	✓	✗	✗	✗	✗
3 grams or less of added sugar in all flavors	✓	✗	✓	✓	✗

OLIVE OIL VS PALM OIL

ONLY BRAND OF NUT BUTTER MADE WITH OLIVE OIL

Used as a sustainable and healthy alternative to palm oil and hydrogenated oils.

OLIVE OIL

- CONTAINS HEALTHY FATS (MONO AND POLY UNSATURATED FATS)
- GROWN IN THE MEDITERRANEAN REGIONS OF THE WORLD, AND ENHANCES THE FLAVORS OF OUR NUT BUTTERS
- NATURAL WAY IS THE ONLY BRAND OF NUT BUTTER THAT USES OLIVE OIL

PALM OIL

- REQUIRES SEVERE DEFORESTATION TO HARVEST PALM OIL, DAMAGING RAINFORESTS IN INDONESIA AND MALAYSIA
- ACCORDING TO THE WORLD WILDLIFE FUND, AN AREA THE EQUIVALENT SIZE OF 300 FOOTBALL FIELDS OF RAINFOREST IS CLEARED EACH HOUR TO MAKE WAY FOR PALM OIL PRODUCTION.
- COUNTLESS VILLAGES HAVE BEEN DISPLACED DUE TO PALM OIL PRODUCTION
- THE REMAINING FORESTS OF INDONESIA ARE STORING AS MUCH CARBON DIOXIDE AS THE ENTIRE EARTH EMITS IN A YEAR, MEANING THAT ALLOWING THE DESTRUCTION TO CONTINUE COULD DETONATE A CARBON BOMB.

ACCORDING TO HARVARD NUTRITION EXPERTS, "PALM OIL IS CLEARLY BETTER THAN HIGH-TRANS FAT SHORTENINGS AND PROBABLY A BETTER CHOICE THAN BUTTER. BUT VEGETABLE OILS THAT ARE NATURALLY LIQUID AT ROOM TEMPERATURE, SUCH AS OLIVE OIL AND CANOLA OIL, SHOULD STILL BE YOUR FIRST CHOICE."

NATURAL WAY NW ™

PRODUCT AND MARKET FEEDBACK

I love this stuff. It’s my snack when I get home from work =) I absolutely love the half creamy half crunchy.

- SAFEWAY/ ALBERTSONS SEATTLE BUYER

I had given up on peanut butter that contains palm oil, or any hydrogenated vegetable oil so was happy to see that this brand is made with olive oil.

- AMAZON CUSTOMER

This almond butter is my new favorite addition to my morning smoothies! The olive oil gives it a really unique texture that I love! I can't wait to try their other flavor options!

- AMAZON CUSTOMER

The products are doing great here :) A great addition to our store!

- BELL URBAN FARMS OWNER

Your brand caught my eye on the olive oil usage vs palm oil. Very interested.

- SPROUTS BUYER

NATURAL WAY NW ™

MARKET INFORMATION





$4 BILLION NUT-BASED SPREADS CATEGORY

PROJ. 10% GROWTH OF CATEGORY FROM 2018-2023

88% CATEGORY HOUSEHOLD PENETRATION

NATURAL WAY HAS GROWN 143% FROM 2019 TO 2021

NATURAL WAY NW™

WHO IS THE NATURAL WAY CONSUMER?



HEALTH-CONSCIOUS FAMILIES

FITNESS-DRIVEN INDIVIDUALS

NON-GMO, GLUTEN FREE, KETO, PALEO, AND VEGAN CONSUMERS

SUSTAINABILITY FOCUSED CONSUMERS

TREND DRIVEN MILLENNIALS

NATURAL WAY NW ™

INDUSTRY COMPS AND CAPITAL HIGHLIGHTS

Justin's

ACQUIRED BY HORMEL FOR $286 MILLION IN 2016

MaraNatha

ACQUIRED BY HAIN CELESTIAL IN 2008

wild friends

$3.5M CAPITAL RAISE IN 2018

RX NUT BUTTER

ACQUIRED BY KELLOGG FOR $600 MILLION IN 2017

RW Garcia

ACQUIRED BY UTZ BRANDS IN NOV 2021 FOR $56 MILLION

Abby's Better Nut Butter

$1M CAPITAL RAISE IN MARCH 2021, WITH INVESTORS INCLUDING KEVIN LOVE AND KATE BOCK

emmy's organics

LAUNCHED IN 2009, SOLD IN Q2 2021 TO GROUPO BIMBO. 34 EMPLOYEES AND 20,000 POINTS OF DISTRIBUTION

BRAND SUCCESS

1000 STORES…AND GROWING!

RETAIL BANNERS PRIOR TO 2021
(585 STORES & 6 RETAILERS)

Sprouts Farmers Market
Whole Foods Market
Central Market
Albertsons
Harps Hometown Fresh
Natural Way NW
Safeway

NEW RETAIL BANNERS ADDED IN 2021
(1000 STORES & 18 RETAILERS)

amazon
Winn-Dixie
metropolitanmarket
Commissary
Market of Choice — Food for the Way You Live
Good Earth Markets
Schnucks
Roche Bros.
Akin's Natural Foods
Earth Origins Market — natural choices, better health
Big Y
Chamberlin's — Natural. Wholesome. Trustworthy.

RECENT COMPANY WINS



DCS OPEN GREW FROM 7 TO 21

unfi
united natural foods

KeHE

NATIONAL BROKER COVERAGE

GREEN SPOON SALES

NEW HIRES
- OPERATIONS/PRODUCT DEVELOPMENT MANAGER
- 3 PRODUCTION ASSOCIATES

OVER 2000 TDPS FOR FIRST TIME IN COMPANY HISTORY

165% GROWTH ON BRAND WEBSITE OVER LAST 12 MONTHS

JAN 2022 – LARGEST AMAZON SALES MONTH

amazon

ALTERNATIVE CHANNELS – MILITARY AND CO-PACKING

COMMISSARY
SERVING THE UNITED STATES ARMED FORCES
SINCE 1867

HOUSE OF WEBSTER

NATURAL WAY NW™

FUND RAISE

MILESTONES TO REACH WITH FUND RAISE

- STRATEGIC PARTNERSHIP WITH CO-PACKER
- CONTINUE TO GROW THE BUSINESS ON AMAZON WITH SUBSCRIBE AND SAVE
- PARTNER WITH RETAILERS AND DISTRIBUTORS TO GROW RETAIL TDPS
- GROW ECOMMERCE CUSTOMER BASE WITH ADVERTISING AND INFLUENCERS
- WORK WITH COPACKER TO DEVELOP NEW PRODUCTS IN GROWING CATEGORIES

$500,000 TOTAL RAISE

$4.0M PRE MONEY VALUATION



NATURAL WAY
PEANUT BUTTER
MADE WITH OLIVE OIL
ORIGINAL
NEVER PALM OIL!
NET WT 16OZ (454g)
NATURAL WAY
ALMOND BUTTER
MADE WITH OLIVE OIL
HONEY
NEVER PALM OIL!
NET WT 16OZ (454g)
NATURAL WAY
PEANUT BUTTER
MADE WITH OLIVE OIL
CHOCOLATE
NEVER PALM OIL!
NET WT 16OZ (454g)

$500,000 TOTAL RAISE

$4.0M PRE MONEY VALUATION



BRAND WEBSITE ADVERTISING - $133,000
AMAZON ADVERTISING - $88,000
NEW PRODUCT DEVELOPMENT - $13,000
CO-PACKER ONBOARDING - $10,000
RETAILER AND DISTRIBUTOR PARTNERSHIPS - $256,000
NATURAL WAY
NW

USE OF FUNDS (2022 &2023)

FINANCIALS

NATURAL WAY™


SALES GROWTH
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$14,683
$57,212
$128,480
$227,003
$312,140
$610,023
$1,165,386
2017
2018
2019
2020
2021
2022
2023
YEAR

*2022 AND 2023 REPRESENT PROJECTIONS

Forward-looking projections cannot be guaranteed.

*LAST 6 MONTHS OF 2021 AND FIRST 6 MONTHS PROJECTION FOR 2022 ANNUALIZED REVENUE IS $501,000

FINANCIALS

2022 AND 2023 REPRESENT PROJECTIONS


NATURAL WAY TDP GROWTH
4,000
3,000
2,000
1,000
0
1989
2038
2739
3371
2020
2021
2022
2023
YEAR

POSITIVE CASH FLOW PROJECTED IN AUGUST 2023

Financial History and Projections				
Year	Revenue	%YOY Growth	Expenses	Profit (Loss)
2017	$14,683		$16,559	($1,876)
2018	$57,212	290%	$143,822	($86,610)
2019	$128,480	125%	$199,728	($71,248)
2020	$227,003	77%	$329,193	($102,190)
2021	$312,140	38%	$931,953	($619,813)
2022	$610,023	95%	$1,119,252	($509,229)
2023	$1,165,386	91%	$1,293,833	($128,447)

Forward-looking projections cannot be guaranteed.

FUTURE GROWTH DRIVERS



11.99
Choice Buy
5.49
5.49
10.99
10.99
NEW PRODUCT!
NATURAL-WAY
PEANUT
ALMOND
FIX & FOGG
ALMOND BUTTER
EVERYTHING BUTTER
SunButter

SWITCH TO STRATEGIC CO-PACKER

GROW SALES ON AMAZON TO $16,750/MONTH BY THE END OF 2023

ADD 1333 NEW TDPS WITH RETAIL DISTRIBUTION BY THE END OF 2023

PARTNER WITH DISTRIBUTORS AND RETAILERS TO PROMOTE ON SHELF

GROW ECOMMERCE SALES 15% MONTH OVER MONTH THROUGH 2023

DEVELOP NEW PRODUCTS TO EXPAND THE BRAND OFFERINGS

NATURAL WAY TEAM



QUINN SIMKINS – CO-FOUNDER, NATURAL WAY

Quinn graduated from the University of Arkansas in 2018 with a double major in Accounting and Finance. During his time at the University of Arkansas he worked for Tyson Foods on the Mergers and Acquisitions team. While still in school, Quinn co-founded the company with Austin. Quinn's attention to detail and ability to communicate well with buyers and the Natural Way team has helped the company grow leaps and bounds since inception in 2017. Quinn's financial background has helped the company be lean with financial resources to build a strong base for Natural Way.



AUSTIN SIMKINS – CO-FOUNDER, NATURAL WAY

Austin has always loved a good challenge, which came from his love of sports. Whether it was playing basketball or running on a collegiate track team, he has always had a tremendous internal drive for success. Austin received his undergraduate degree in agricultural business and his MBA in Supply Chain from the University of Arkansas. Austin began working for Startup Junkie in Fayetteville, Arkansas during his MBA program. During his time there, he fell in love with the entrepreneur lifestyle and culture. Directly after he finished his MBA, Austin decided to combine everything he had learned and launch his own company. Since launching in 2017 he has helped facilitate growth for Natural Way from a local brand to a national brand with a focus on efficiencies.



MIKAELA SIMKINS – OPERATIONS AND PRODUCT DEVELOPMENT MANAGER, NATURAL WAY

Mikaela graduated from the University of Arkansas with a degree in Food Science and a minor in agricultural business. She has experience working with a food manufacturing company where she managed operations for hundreds of SKUs and a 15-person production team. She comes to the Natural Way team with experience developing new products with a focus on consumer feedback and current and future food trends. She is passionate about the health food industry and loves to try new products and gain inspiration from new trends in the marketplace.

NATURAL WAY ADVISORS



PAUL SIMKINS, CPA – AUDIT PARTNER, S.F. FISER & COMPANY

Paul C. Simkins, CPA, is a partner in S.F. Fiser & Company. S.F. Fiser & Company is a regional accounting firm with offices in Springdale and Batesville, Arkansas, which provides a full range of services from accounting and tax services to compilation, review, and audit services to numerous enterprises and individuals throughout Arkansas. Paul joined S.F. Fiser & Company in 1988 after graduating from the University of Arkansas with a BSBA in Accounting.



JEFF AMERINE – FOUNDER & MANAGING DIRECTOR, START UP JUNKIE CONSULTING

Jeff is one of the key leaders nationally involved with the creation of lasting venture ecosystems. Jeff has held senior leadership positions in nine startups and three Fortune 500 companies, and he has made more than 90+ angel investments into new ventures and small businesses either directly or through the funds he manages. Jeff now leads Startup Junkie Consulting, and co-leads Innovation Junkie and Cadron Capital Partners. Jeff served as Associate Vice Provost, Research and Economic Development, and Director of Technology Ventures at the University of Arkansas until leaving to pursue Startup Junkie Consulting full-time in January 2015. His work at the University of Arkansas canvassed every aspect of the commercialization of life science, biotech, medical devices, healthcare information technology, pharma, and other areas of scientific and technical innovation.



BRETT AMERINE – MANAGING DIRECTOR, START UP JUNKIE CONSULTING

Brett is the Co-Founder of Startup Junkie Foundation, Managing Director at Startup Junkie Consulting, managing member of the Tonic Fund, Co-Founder and Partner of IdeaFame, and the Co-Founder and General Partner at Cadron Capital Partners. Prior to this, Brett served nearly 5 years in Honolulu, Hawaii, and Los Angeles, California, as a United States Air Force Officer specializing in project management and contract management. Brett led high-visibility, multi-million and billion-dollar service, construction, and aerospace contracts and project teams. Brett began his career as a Summer Financial Analyst at Walmart's Headquarters where he focused on the Optical Finance Department leading operational efficiency projects. He holds a bachelor's degree in Business Administration from the University of Arkansas Sam M. Walton College of Business. Northwest Arkansas Business Journal named Brett as one of the region's "Fast 15". Brett is a certified Project Management Institute Project Management Professional (PMP).

NATURAL WAY™
PEANUT BUTTERS • ALMOND BUTTERS

THANK YOU!

QUINN SIMKINS

AUSTIN SIMKINS

